UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 5, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the additional letters of “Consent of Independent Registered Public Accounting Firm,” Ernst & Young Ltd. (EY) dated March 4, 2021 relating to the incorporation by reference of their reports dated February 27, 2020 with respect to the consolidated and standalone financial statements of UBS Group AG and UBS AG for the financial year ended December 31, 2019. The EY consent letters included as exhibits 15.1 and 15.2 of the UBS Group AG and UBS AG Annual Report 2019 filed with the SEC in Form 20-F on March 3, 2020 and in the 6-Ks dated February 28, 2020 consisting of UBS Group AG and UBS AG standalone financial statement (SEC accession numbers 0001610520-20-000027 and 0001610520-20-000022, respectively) unintentionally omitted a Registration Statement from the list in which the EY reports were incorporated by reference, which is now included.

Zurich, 05 March 2021

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following registration statement of UBS Group AG, UBS AG and their affiliates:

(1)     on Form S-8 (Registration Number 333-230312), and each related prospectus currently outstanding under the aforementioned registration statement,

of our reports dated 27 February 2020, with respect to the consolidated financial statements·of UBS Group AG and the effectiveness of internal control over financial reporting of UBS Group AG, included in this Annual Report (Form 20-F) for the year ended 31 December 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

Zurich, 05 March 2021

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following registration statement of UBS Group AG, UBS AG and their affiliates:

(2)     on Form S-8 (Registration Number 333-230312), and each related prospectus currently outstanding under the aforementioned registration statement,

of our reports dated 27 February 2020, with respect to the consolidated financial statements of UBS AG and the effectiveness of internal control over financial reporting of UBS AG, included in this Annual Report (Form 20-F) for the year ended 31 December 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

Zurich, 05 March 2021

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following registration statement of UBS Group AG, UBS AG and their affiliates:

(3)     on Form S-8 (Registration Number 333-230312), and each related prospectus currently outstanding under the aforementioned registration statement,

of our report dated 27 February 2020, with respect to the standalone financial statements of UBS AG for the year ended 31 December 2019 included in this Report of Foreign Private Issuer (Form 6-K) dated 28 February 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

Zurich, 05 March 2021

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following registration statements of UBS Group AG, UBS AG and their affiliates:

(4)     on Form S-8 (Registration Number 333-230312), and each related prospectus currently outstanding under the aforementioned registration statement,

of our report dated 27 February 2020, with respect to the standalone financial statements of UBS Group AG for the year ended 31 December 2019 included in this Report of Foreign Private Issuer (Form 6-K) dated 28 February 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young Ltd

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551 and 333-253432), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_ ____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly _____________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  March 5, 2021